SULTAN MINERALS INC.

1400 – 570 Granville Street
Vancouver, B.C. V6C 3P1
Tel: (604) 687-4622 Fax: (604) 687-4212

03 MAR 25 AM 7:21

March 10, 2003

03007595

VIA FEDERAL EXPRESS

United States Securities and Exchange Commission
Office of International Corporate Finance
450 5th Street, N.W.
Judiciary Plaza
Washington, D.C. U.S.A. 20549

SUPPL

Dear Sirs/Mesdames:

PROCESSED
APR 01 2003
THOMSON FINANCIAL

Re: **Sultan Minerals Inc.** (the "Company")
Rule 12(g)3-2(b) Exemptions – File #82-4741
Under the United States Securities Exchange Act of 1934

Please find enclosed for 12(g) Exemption status the documents required to be filed with the British Columbia Securities Commission and the TSX Venture Exchange. Please note that the Company is a foreign issuer and its securities are neither traded in the United States nor quoted on NASDAQ.

We trust that the information included in this package is complete. However, should you have any questions regarding the foregoing, please do not hesitate to contact the writer.

Sincerely,

SULTAN MINERALS INC.

Shannon Ross

Shannon M. Ross,
Corporate Secretary

Encl.

dlw 3/26

United States Sec Filing
March 10, 2003

Sultan Minerals Inc.
12(g)3-2(b) Exemption Application
Schedule "A"

PART I – Documents *Required to be Made Public* pursuant to the laws of the Province of British Columbia and the TSX Venture Exchange in connection with:

A. News Releases

1. Sultan Minerals Acquires Manitoba Nickel Property –February 20, 2003

SULTAN MINERALS INC.

Suite 1400 – 570 Granville Street
Vancouver, B.C. V6C 3P1
www.sultanminerals.com / www.langmining.com

February 20, 2003

Ticker Symbol: SUL-TSX Venture
SEC 12g3-2(b): 82-4741

SULTAN MINERALS ACQUIRES MANITOBA NICKEL PROPERTY

Sultan Minerals Inc. (SUL-TSX Venture Exchange) is pleased to announce that it has now acquired a 30,000 hectare mineral lease in northern Manitoba (the "Property"). The Property is entirely covered by unconsolidated tills, alluvial sediments and a thin veneer of Paleozoic sediments below which the geology is believed to consist of rocks belonging to the extension of the Thompson Nickel Belt. The Property adjoins a similar size mineral lease held by Cream Minerals Ltd. ("Cream"). The Cream property is contiguous with a similar size property held by Valerie Gold Resources Ltd. ("Valerie"). A ground geophysical survey completed by Valerie on a small portion of its property identified a large magnetic anomaly, which may represent a near flat-lying massive Sulphide target. In the Thompson belt such targets have the potential to host economic concentrations of nickel, copper and platinum group elements ("PGE" mineralization).

Sultan intends to seek a joint venture partner to assist in flying an airborne geophysical survey in order to further define targets for diamond drill testing. The survey will include both magnetic and electromagnetic coverage.

A.G. Troup, P. Eng.
President

For further information please contact:
Investor Relations at the Lang Mining Group
Tel: (604) 687-4622, Fax: (604) 687-4212
Toll Free: 1-888-267-1400 Email: Investor@langmining.com